EXHIBIT 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”)

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

June 6, 2012

ITEM 3:	NEWS RELEASE

A press release was issued by Barrick on June 6, 2012, and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On June 6, 2012, Barrick announced that Jamie Sokalsky has been appointed President and Chief Executive Officer of Barrick, replacing Aaron Regent. Barrick also announced that John Thornton has been appointed Co-Chairman of Barrick. These appointments are effective immediately.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

For a full description of the material change, please refer to the press release attached hereto.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman

Senior Vice President and General Counsel

ITEM 9:	DATE OF REPORT

June 6, 2012

Dated at Toronto, Ontario this 6th day of June, 2012.

By:	/s/ Faith T. Teo
Faith T. Teo
Vice President, Assistant General
Counsel and Secretary

SCHEDULE A

CFO Jamie Sokalsky Appointed Barrick CEO; John L. Thornton Assumes Role of Co-Chairman with Barrick Founder Peter Munk	06/06/2012

TORONTO – Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) announced today that its Board of Directors has appointed Executive Vice President and Chief Financial Officer Jamie Sokalsky as President and Chief Executive Officer, replacing Aaron Regent. Mr. Sokalsky has also replaced Mr. Regent on Barrick’s Board of Directors.

In addition, John L. Thornton, currently a Barrick Director, has been appointed Co-Chairman of Barrick’s Board of Directors. These leadership appointments are effective immediately.

“On behalf of our Board, I would like to thank Aaron for his significant contribution to Barrick’s development. We are fully committed to maximizing shareholder value, but have been disappointed with our share price performance. Our Board has every confidence in Jamie’s experience and commitment to take our company forward,” said Peter Munk, Barrick’s Founder and Chairman.

Mr. Sokalsky said: “I feel enormously privileged to take on this role at Barrick, a company that combines operational excellence and financial strength with a track record of successful execution. My focus will be on maximizing shareholder value and our mission of superior performance.”

The renewal of Barrick’s leadership will be strengthened by the addition of Mr. Thornton as Co-Chairman of the Board. Mr. Munk added: “John’s knowledge and experience of global business affairs are truly exceptional and we are all fortunate that he has agreed to take on this important role.”

John L. Thornton is a leading international businessman, corporate director, Chairman of The Brookings Institution, Director of Global Leadership at Tsinghua University in Beijing and a former President of Goldman Sachs. Mr. Thornton holds degrees from Harvard College, the University of Oxford and the Yale School of Management.

Jamie Sokalsky joined Barrick as Treasurer in 1993 and became Chief Financial Officer in 1999. Previously, he was an executive at George Weston Limited for 10 years. He holds an Honors Bachelor of Commerce degree from Lakehead University and received his Chartered Accountant designation in 1982.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT: Greg Panagos Senior Vice President Investor Relations and Communications Telephone: +1 416 309-2943 Email: gpanagos@barrick.com	MEDIA CONTACT: Andy Lloyd Senior Manager Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE